                                                                    Exhibit 99.1

                              BRIGHT STATION plc
                                 13 June 2001



  Placing of 270,000,000 New Ordinary Shares at 5p each incorporating an Open Offer of up to 138,661,969 New Ordinary Shares on the basis of 4 New Ordinary
               Shares for every 5 existing Ordinary Shares held

                     Change of name to Smartlogik Group plc


1.  Introduction

On 31 May 2001 the Board announced that it had secured commitments from institutional investors to raise, by way of a Placing and Open Offer, approximately (Pounds)12.0 million, net of expenses, which your Board and the Proposed Directors believe is sufficient for the Company's present requirements and to secure the future of its focused knowledge management business, Smartlogik. Although the firm element of the Placing results in dilution of existing Shareholders, through the Open Offer Shareholders will be given the opportunity to subscribe for a proportion of the New Ordinary Shares on the basis of 4 New Ordinary Shares for every 5 existing Ordinary Shares held. The Board has explored many options, including the possibility of a rights issue, to raise the necessary funds for the business. However, given the current state of the UK equity market for technology stocks and the Company's financial position, the Directors believe that the Placing and Open Offer, on the terms outlined in
this announcement, provides the best option available to the Company.   Without
the completion of these Proposals, the Directors are of the opinion that the Company would be unable to continue trading and would have to take appropriate steps under UK and US insolvency procedures.

The proceeds from the Placing and Open Offer will be focused on the Group's core Smartlogik subsidiary, which provides search technologies and knowledge management solutions to corporations and Internet portals. The Board is in the process of closing what remains of both its Sparza and OfficeShopper businesses, neither of which is currently trading, as well as continuing to reduce its head office staff and other costs.

Under the Placing, the Company is issuing 270,000,000 New Ordinary Shares representing 156 per cent. of the existing issued share capital. Under the Open Offer, Qualifying Shareholders have the right to apply for up to 138,661,969 of these New Ordinary Shares at the Issue Price of 5 pence per share. The New Ordinary Shares will be issued credited as fully paid and will, on issue, rank pari passu in all respects with the existing Ordinary Shares.

Following completion of the Proposals, the Company's share option schemes will be amended. Further details are set out in the circular being sent to Shareholders today.

2.  Background to and reasons for the Proposals

(a)  Review of Group strategy
Following the disposal of the Information Services Division to Thomson Corporation in May 2000, the Company was restructured as a technology infrastructure business and renamed Bright Station plc. The Company used its remaining proprietary technology assets to focus on and develop several operating businesses in the technology sector, with the strategy of building their initial value with existing funds while attempting to raise additional capital from either the public or private markets or realising all or part of these investments.

Throughout the past year, the Board has remained conscious of the need to prioritise the use of the Company's financial resources, whilst continuing to develop the operating businesses and exploring options to raise new equity funding.

In the preliminary results announcement dated 28 February 2001, the Board confirmed that it would continue to review options to ensure that additional capital was available for further investment in the business and to take whatever action was necessary to ensure that the Group continued to operate within its available cash resources. However, the Board subsequently concluded that the difficulties in raising additional capital made it no longer feasible to continue its current rate of cash expenditure in support of all of its business initiatives notwithstanding their longer-term potential for value creation.

(b)  Group restructuring
As announced on 30 April 2001, the Board believes that shareholder value is best served by Bright Station being repositioned as a focused 'pure play' knowledge management business through its Smartlogik subsidiary (incorporating WebTop).

Following the disposal of the OfficeShopper assets on 9 May 2001, the only non-core business now remaining within the Group is Sparza, where the cost base has been reduced and the business is in the process of being closed, with trading having ceased and notice given to employees. Closure of the Sparza business is expected to be completed not later than 30 days following Completion.

In anticipation of the new operating structure, corporate overheads have also been curtailed.

(c)  Current cash position
As at 18 May 2001, the Group had cash resources of (Pounds)2.2 million. This included approximately (Pounds)700,000 held in its dormant Japanese subsidiary, KMK DigiTex Co Limited, which cannot be remitted to the Company until the resolution of an investigation by the Japanese tax authorities into the final tax charge associated with KMK DigiTex's liquidation.

The Company has secured a bridge financing facility to cover the period until receipt of the funds from the Placing and Open Offer. Under the terms of an agreement dated 12 June 2001 between the Company and antfactory Investments BV, antfactory has agreed to make available to the Company a secured bridge facility of up to (Pounds)1,500,000. Drawdown may be made in three equal tranches of (Pounds)500,000 no later than 13 July 2001. The loan is fully repayable by 13 July 2001 or earlier on the occurrence of certain events of default. Interest is payable on the outstanding amount of the loan from time to time at the rate of 5% above LIBOR on the first tranche, 7% above LIBOR on the second tranche and 9% above LIBOR on the third tranche. A commitment fee equal to 3% of the total amount available under the facility and a contribution of (Pounds)15,000 towards antfactory's legal and other expenses are payable on first drawdown of the loan or, if no drawdown occurs, on demand by antfactory. A drawdown fee of (Pounds)50,000 is payable on drawdown of each tranche. Further details of the Bridging Facility are set out in the document to be sent to shareholders today.

(d)  Financing discussions
Over recent months, the Company has been in negotiations regarding a number of financing options with different potential investor groups. Most of these options involved convertible securities financing, the terms of which were highly conditional and could have led to more dilution for Shareholders than the current Proposals.

In parallel with these initiatives, the Company held discussions with its principal institutional Shareholders and certain other potential investors in relation to a proposed equity fund-raising against the background of the proposed restructuring of the Group.

The Board and the Proposed Directors consider that, having regard to the Bridging Facility and the net proceeds of the Placing and Open Offer, the Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of publication of this announcement.

3.  Details of the Placing and Open Offer

(a)  General
The Company is proposing to raise (Pounds)13.5 million gross (approximately (Pounds)12.0 million net of expenses) through the Placing and the Open Offer. The net proceeds of the Placing and the Open Offer, together with the existing cash resources of the Group, will be used principally to invest in the continued growth of the core Smartlogik subsidiary but also to repay any drawn portion of the bridging facility and fund the residual balance of costs to complete the restructuring of the Group.

The Placing Shares will in aggregate represent approximately 156 per cent. of the existing Ordinary Shares and approximately 58 per cent. of the enlarged issued Ordinary Share capital of the Company on Admission. All of the Placing Shares will be issued credited as fully paid and will, on issue, rank pari passu in all respects with the existing Ordinary Shares. None of the Placing Shares are available to the public in conjunction with the application.

The Placing and the Open Offer are conditional on:

(i)    the passing of the Resolutions at the EGM;

(ii)   the Placing Commitments becoming unconditional; and
(iii)  Admission of the New Ordinary Shares becoming effective.

(b)  The Placing
It was announced on 31 May 2001 that Hoare Govett, as agent for the Company, had secured Placing Commitments from certain institutional investors to subscribe for 270,000,000 New Ordinary Shares at the Issue Price to raise (Pounds)13.5 million (gross). Of these, 131,338,031 New Ordinary Shares have been conditionally placed firm with institutional investors at the Issue Price. Hoare Govett, as agent for the Company, also conditionally placed the Open Offer Shares with institutional investors at the Issue Price, subject to recall to satisfy valid applications by Qualifying Shareholders pursuant to the Open Offer.

The Placing Commitments from institutional investors are subject only to such commitments becoming unconditional in accordance with their terms. The conditions in the Placing Commitments are set out in a circular being sent to shareholders today.

Shareholders should note that the Open Offer is not a 'rights issue'. Entitlements under the Open Offer are not transferable and the Application Form, not being a document of title, cannot be traded.

(c)  The Open Offer
Qualifying Shareholders will be invited to subscribe under the Open Offer for the Open Offer Shares at the Issue Price free of expenses, pro rata to their existing shareholdings, on the basis of 4 Open Offer Shares for every 5 existing Ordinary Shares held on the Record Date and so in proportion for any greater or smaller number of existing Ordinary Shares then held. To the extent that Qualifying Shareholders do not apply for their full pro rata entitlement of Open Offer shares under the Open Offer, such Open Offer Shares will be available to other Qualifying Shareholders who elect to take up a greater number of Open Offer Shares than they would otherwise be able to under the terms of the Open Offer.


4.  Information on the Group following Completion

(a)  Background
Following the implementation of the Proposals, the operational and financial resources of the Group will be focused on increasing the value of the Smartlogik business. The Board and Proposed Directors believe that Smartlogik is a company of potential and that its management, if adequately funded and free from legacy issues associated with the current Bright Station structure, as the Group will be following implementation of the Proposals, is capable of delivering value for Shareholders.

Smartlogik is a leading provider of search and categorisation solutions, enabling unstructured information to be presented and accessed with a high degree of precision and relevance. Smartlogik targets users and developers of corporate intranets and portals in the USA and Europe, either directly or in conjunction with a growing number of strategic partners.

Following implementation of the Proposals, the Group will employ approximately 160 staff and operate from offices in the UK (London, Cambridge and Wembley), the USA (San Francisco and Alexandria, Virginia) and Denmark (Copenhagen).

(b)  Smartlogik's position in the knowledge management market

Smartlogik operates within the knowledge management market which the Board and Proposed Directors believe has substantial growth potential, a view supported by independent industry observers and analysts. This market growth is driven by the expansion of information available on the Internet and corporate intranets with the challenge being to turn such information into useful knowledge and make it available to those who need it, when and where they need it, in order to make decisions. Slimmed down workforces, empowered individuals and increased levels of remote working make knowledge management a priority for many organisations. Smartlogik's products can be utilised by any organisation that requires a knowledge management solution.

For the reasons set out below, the Board and Proposed Directors believe that Smartlogik is well placed to take advantage of such growth potential in the market:

 .  Proven proprietary technology:
     The technology that underpins Smartlogik's product range was developed in Cambridge, largely based upon public research originally carried out at the university. This technology is based on linguistic inference of important concepts from text, correlating these using probabilistic modelling techniques even when the query posed by the user is vague or ambiguous;

 .  Established, proven, scalable products:
     Smartlogik's products are focused on Muscat Discovery, a concept-based search algorithm offering both Boolean and probabilistic retrieval, which allows users to find the information they seek with the minimum of effort, and Muscat Structure, a software application which reads and categorises textual information, helping users to define and better understand their information. These products have recently been supplemented with the addition of WebTop, the principal asset of which is the client-based desktop 'drag and drop' Webcheck, which is now being incorporated into the Smartlogik product suite;

     Smartlogik's core products are established and scalable and provide the business with a competitive offering in the knowledge management market. Management has begun to supplement these core products with applications and templates geared to the needs of specific vertical markets, focusing initially on the media, financial services and pharmaceutical industries. With the release of a Java version of Muscat Discovery and with the imminent release of a Com+ version of Muscat Discovery, Smartlogik has also implemented the early phases of a programme of product development and enhancement aimed at ensuring that the Group remains at the forefront of technology in the knowledge management market;

 .  Product differentiation:
     Smartlogik's breadth of product offerings, together with the probabilistic modelling techniques and their proven scalability to handle effectively large quantities of information and large numbers of users, provide considerable differentiation from competitors;

 .  Experienced management team:
     During the past year an experienced senior management team has been recruited to head the business led by Stephen Hill (Chief Executive), formerly Managing Director (Europe) of Inktomi, and Simon Canham (Chief Financial Officer). This executive team has been supplemented by a number of experienced hires in key areas such as technology, product development, sales and marketing;

 .  Growing blue-chip customer base:
     Smartlogik has a strong and growing client list including such blue-chip names as the BBC, Yell, Virgin Group, the DTI, NASA and Thomson Corporation. Smartlogik currently has more than 100 customers;

 .  Established strategic distribution partnerships:
     Smartlogik has recently announced important distribution partnership agreements with Norcontrol, Germinus and Horizon and enjoys a technology partnership with Fujitsu. The Board and Proposed Directors believe that these partnerships will prove rewarding and will be supplemented by further agreements over the coming months; and

 .  Recurring revenue streams:
     Smartlogik generates revenue from a blend of one-off license fees, a recurring annual maintenance charge and development and consultancy work charged on a per diem basis, ensuring ongoing revenue streams beyond the initial licence sale. The business also generates annuity revenue streams from a small but significant proportion of its customers to whom it provides a managed service.

(c)  Distribution channels

Smartlogik delivers its products through two distinct channels:

 .  Solutions channel
     This is a relatively high value business providing a unique combination of software, applications and services to deliver a precise solution to specific customers. Management is in the process of shifting the sales focus from a pure technology product to the provision of integrated solutions, and in doing so the average value of implementations is increasing steadily. The sales model is predominantly direct, with fulfilment normally being by Smartlogik in conjunction with selected strategic service partners.

 .  Technology channel
     Smartlogik provides the technology (Muscat software platform) to Original Equipment Manufacturers (OEMs) and to systems integrators to build their own applications and solutions. Current signed agreements include:

     - Norcontrol (announced March 2001): A Value Added Reseller for the Spanish, Portuguese and Latin American markets; and

     - Valid Information Systems (signed March 2001): An OEM partner which provides Smartlogik with access to numerous blue-chip clients including predominantly governmental organisations such as The Inland Revenue, HM Treasury, The Department of the Environment, The Royal Air Force and The Serious Fraud Office.

     Smartlogik has also allied with IBM to market Smartlogik solutions as an approved IBM independent Software Vendor. Other channel partners include Fujitsu, Germinus, Horizon and Thomson Corporation.

Bright Station Contracts (`BSC') operates a five-year Department of Trade and Industry contract to manage an online database of UK exporters to businesses, governments and British embassies around the world. BSC provides an Internet portal for small to medium sized companies and now has over 17,000 registered exporter companies using the service. Following completion of the Proposals, it is proposed that BSC will be rebranded Smartlogik Contracts.

(d)  Financial information

Historic revenues for the Group, as it will be constituted following implementation of the Proposals, demonstrate growth of 18 per cent. for Q1 2001 over Q4 2000 and were made up as follows:

                                                    Q1 2000        Q2 2000         Q3 2000         Q4 2000        Q1 2001
                                                 (Pounds)'000   (Pounds)'000    (Pounds)'000    (Pounds)'000   (Pounds)'000

Smartlogik (incorporating Webtop)                          691            994            1,017          1,441          1,746
Other (including Bright Station Contracts)                 411            419              476            498            547
                                               -----------------------------------------------------------------------------
Total                                                    1,102          1,413            1,493          1,939          2,293
                                               -----------------------------------------------------------------------------

Source: 2001 Q1 quarterly results announcement

The Company also holds some peripheral investments which it will seek to realise as opportunities become available.

5.  Current trading and prospects

Overall, Group revenues for continuing operations for the quarter of (Pounds)2.3 million reflected an 18 per cent. increase over Q4 2000 and a 108 per cent. increase over Q1 2000. The increase was principally driven by revenues from Smartlogik which continues to leverage the sales and marketing infrastructure put in place towards the end of 2000.

Smartlogik continues to trade satisfactorily, having regard to the disruption the current process inevitably causes. As a result of the recent uncertainties over the financial position of the Group, finalisation of some new sales contracts has been deferred, but the Board and the Proposed Directors believe that growth in revenues will resume following Completion of the Proposals.

The continuing businesses as a whole have not yet achieved the level of revenues necessary to provide the Group with operating profits. The Group will look to invest in building the profile and sales pipeline of its Smartlogik business. Although the Board and the Proposed Directors anticipate strong revenue growth, this investment will have a consequential impact on earnings for the year. Although there can be no assurance that the Group will achieve overall profitability in the near term, the Company expects to have sufficient working capital as a result of the Proposals for its present requirements.

The Continuing Director and the Proposed Directors will actively manage the Group's net expenditure and will, in particular, review carefully the pattern of revenues and overall expenditure in the coming months in order to ensure that the Group's working capital requirements do not exceed its available sources of capital.

6.  Proposed Board changes

On Completion, Allen Thomas (Chairman) will resign from the Board along with Dan Wagner (Chief Executive), David Mattey (Chief Financial Officer), Patrick Sommers and Ian Barton (Non-executive Directors). Robert Lomnitz, who was appointed to the Board on 22 December 2000, will remain as an Executive Director. It is proposed that the following directors of Smartlogik will be appointed to the Company's Board on Admission: David Jefferies CBE (Non-executive Chairman), Stephen Hill (Chief Executive Officer), Simon Canham (Chief Financial Officer) and James Bair (Non-executive Director).

In connection with these Proposals and under existing contractual obligations, Dan Wagner and David Mattey are entitled to certain payments on termination of their contracts amounting to (Pounds)220,100 and (Pounds)274,337 respectively. At the request of the Board and the Proposed Directors, and as part of the Proposals, both Dan Wagner and David Mattey have agreed to receive Ordinary Shares valued at these amounts, based upon the Issue Price, in lieu of these cash payments in order to reduce the cash burden on the Company in relation to these Proposals. At the same time both Dan Wagner and David Mattey have agreed to surrender for nil consideration all share options to which they are currently entitled.

7.  Proposed change of name

Following the completion of the restructuring described above, the Group will be focused on its Smartlogik knowledge management business and the Board therefore proposes to change the name of the Company to Smartlogik Group plc to reflect better the future activities of the Group. A resolution to approve this change of name will be proposed at the Extraordinary General Meeting.

8.  Admission, dealings and settlement

Application has been made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted respectively to (i) the Official List and (ii) the London Stock Exchange's market for listed securities. Subject to the Placing and the Open Offer becoming unconditional in all respects, it is expected that Admission will become effective and that dealings in the New Ordinary Shares, fully paid, will commence on 9 July 2001.

A circular containing full details of the Placing and Open Offer and a notice convening the EGM necessary to approve the Proposals is being sent to shareholders today. The expected timetable for the Placing and Open Offer is set out in Appendix I. Definitions of terms used in this announcement are included in Appendix II.

9.  Recommendation

If shareholders do not approve the Proposals, the Board believes that the Group would be unable to raise sufficient funding from alternative sources in the time available and that the Company would have to take appropriate steps under UK and US insolvency procedures.

The Board and the Proposed Directors consider that, having regard to the Bridging Facility and the net proceeds of the Placing and Open Offer, the Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of this announcement.

The Board and the Proposed Directors believe that Smartlogik is a company of potential and that its management, if adequately funded and free from legacy issues associated with the current Bright Station structure, as the Group will be following implementation of the Proposals, is capable of delivering value for Shareholders.

For the reasons set out above, the Directors unanimously consider the Proposals to be in the best interests of the Company and Shareholders as a whole. Accordingly, the Board unanimously recommends Shareholders to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting as the Directors intend to do in respect of their own entire beneficial and non-beneficial interests of 20,782,115 Ordinary Shares representing 12 per cent. of the current issued share capital. Under the terms of the Placing Commitments, institutions holding a further 14 per cent. of the current issued share capital have committed to support the Proposals.

For further information contact:


Bright Station                                             020 7930 6900
Allen Thomas, Chairman, Bright Station
David Jefferies, Chairman, Smartlogik

PricewaterhouseCoopers                                     020 7212 4118
Simon Boadle

Hoare Govett                                               020 7678 1792
Andrew Chapman
Andrew Foster

Hogarth Partnership                                        020 7357 9477
John Olsen
James Longfield

This announcement is issued by Bright Station and the Directors of Bright Station are the persons responsible for the information contained in this announcement. The contents of this announcement, which has been issued by and is the sole responsibility of Bright Station, have been approved by PricewaterhouseCoopers Corporate Finance, which is authorised to carry on investment business by the Institute of Chartered Accountants in England and Wales, solely for the purposes of Section 57 of the Financial Services Act 1986. PricewaterhouseCoopers Corporate Finance is acting exclusively for Bright Station and no one else in connection with the Proposals and will not be responsible to anyone other than Bright Station for providing the protections afforded to the customers of PricewaterhouseCoopers Corporate Finance or for providing advice in relation to the Proposals or any other matter referred to herein.

Hoare Govett Ltd, which is regulated by the Securities and Futures Authority Limited, is acting exclusively for Bright Station and no one else in connection with the Proposals and will not be responsible to anyone other than Bright Station for providing the protections afforded to the customers of Hoare Govett Limited or for providing advice in relation to the Proposals or any other matter referred to herein.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

This announcement does not constitute or form part of an offer, or any solicitation of an offer, for securities and any purchase of, or application for, shares in the Placing and Open Offer should only be made on the basis of the information contained in the circular to be sent to shareholders and any supplement thereto and issued in connection with the Placing and Open Offer.

This announcement does not constitute an offer of securities for sale in the United States or any other jurisdiction where to do so would be illegal. The securities have not been and will not be registered under the US Securities

Act of 1933 (the "Securities Act") and may not be offered or sold in the United States unless they are registered with the US Securities and Exchange Commission pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

APPENDIX 1: EXPECTED TIMETABLE OF PRINCIPAL EVENTS


Record Date for the Open Offer                                                      Close of business on 7 June 2001
Latest time and date for splitting Open Offer applications
(to satisfy bona fide market claims only)                                                   3.00 p.m. on 3 July 2001
Latest time and date for receiving proxy forms for the
Extraordinary General Meeting                                                              10.00 a.m. on 4 July 2001
Latest time and date for receipt of Application Forms and
payment in full in respect of the Open Offer                                                3.00 p.m. on 5 July 2001
Extraordinary General Meeting                                                              10.00 a.m. on 6 July 2001
Dealings expected to commence in New Ordinary Shares                                                     9 July 2001
CREST accounts will be credited in respect of New
Ordinary Shares no later than                                                                           10 July 2001
Definitive share certificates for New Ordinary Shares
will be despatched by post no later than                                                                12 July 2001


APPPENDIX II: DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:
'Admission'                       admission of the New Ordinary Shares to the Official List of the UK
                                  Listing Authority and to trading on the London Stock Exchange's market for listed securities
'Application Form'                the application form accompanying the circular to be sent to Shareholders today
'Board' or `Directors'            the directors of the Company
'Bridging Facility'               the bridging facility provided to Bright Station by antfactory Investments
                                  BV, as described in the circular to be sent to shareholders today
'Bright Station' or the           Bright Station plc
'Company'
'Completion'                      completion of the Placing and Open Offer and the other Proposals
'Continuing Director'             Robert Lomnitz
'Extraordinary General            the extraordinary general meeting of Bright Station convened for 10.00
'Meeting' or `EGM'                a.m. on 6 July 2001
'Firm Shares'                     131,338,031 new Ordinary Shares which have been conditionally placed firm at the Issue Price with institutional and certain other investors, and which are not subject to the Open Offer
'Group'                           Bright Station and its subsidiaries at the date of this announcement
'Hoare Govett'                    Hoare Govett Limited, the Company's broker and its agent for the purposes of the Placing
'Issue Price'                     means 5p per New Ordinary Share
'London Stock Exchange'           London Stock Exchange plc
'NASDAQ'                          NASDAQ National Market
'New Ordinary Shares'             the 270,000,000 new Ordinary Shares to be subscribed pursuant to the
                                  Placing and Open Offer, the 14,016,995 new Ordinary Shares to be issued to
                                  Hoare Govett in connection with its fees and the 9,888,740 new Ordinary
                                  Shares to be issued to certain Directors in connection with contractual payments
'Official List'                   the official list of the UK Listing Authority
'Open Offer'                      the conditional offer to Qualifying Shareholders, on the terms and subject to the conditions set out in Parts I and II of the circular being sent to
                                  Shareholders today and in the Application Form, to subscribe for the Open
                                  Offer Shares
'Open Offer Shares'               up to 138,661,969 new Ordinary Shares which are subject to the Open Offer
'Ordinary Shares'                 the ordinary shares of 1p each in the capital of the Company
'Placing'                         the conditional placing of the Placing Shares with investors at the Issue
                                  Price
'Placing Commitments'             the commitments from institutions and certain other investors to subscribe for the Placing Shares, as announced by the Company on 31 May 2001
'Placing Shares'                  the Firm Shares and the Open Offer Shares
'PricewaterhouseCoopers           a division of PricewaterhouseCoopers
 Corporate Finance'
'Proposals'                       the Placing and Open Offer, the issue of New Ordinary Shares to Hoare
                                  Govett in connection with its fees and to certain Directors in connection with contractual payments, the proposed change of the Company's name and the amendments to the Company's Share Option Schemes
'Proposed Directors'              David Jefferies CBE, Stephen Hill, Simon Canham and James Bair
'Qualifying Shareholders'         a holder of Ordinary Shares on the register of members of the Company on the Record date, excluding certain overseas shareholders who are not entitled to participate in the Open Offer
'Record Date'                     close of business on 7 June 2001
'Shareholder'                     a holder of Ordinary Shares
'UK Listing Authority'            the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services Act 1986